[Letterhead of Eversheds Sutherland (US) LLP]

May 28, 2020

VIA EDGAR

Jeffrey A. Foor, Esq.

Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foor and Ms. Fettig:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 26, 2020, with respect to pre-effective amendment no. 1 to the Company’s registration statement on Form N-2 (File No. 333-236574), filed with the Commission on May 22, 2020 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

1.	Comment: The Staff notes that on page F-43 of the Prospectus, in the last sentence of the Report of the Independent Registered Public Accounting Firm, there is a reference to “page 53 in this Form N-CSR” whereas the same sentence references page 44 in the version of this report that appears in the Company’s annual report on Form N-CSR, filed on May 8, 2020. Please correct this discrepancy in the version of this report that appears in the Prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff it will fix the aforementioned discrepancy in future filings that include the Prospectus.

2.	Comment: The Staff notes that on page 52 of the Prospectus, the introductory paragraph of the Senior Securities section of the Prospectus includes the name of the Company’s independent registered public accounting firm (the “Accounting Firm”). However, the consent of the Company’s Accounting Firm filed as exhibit n.1 to the Registration Statement does not expressly indicate that the Accounting Firm consents to the reference to it under the heading “Senior Securities” in the Prospectus. Please consider whether any revisions to the consent of the Company’s Accounting Firm are necessary.

Jeffrey A. Foor, Esq.

Christina DiAngelo Fettig

May 28, 2020

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Accounting Firm does not believe there to be any material deficiencies with its consent that was filed as exhibit n.1 to the Registration Statement. The Company notes that the second to last sentence of such consent expressly references the Accounting Firm’s report on the senior securities table that is included in the Prospectus and, therefore, the Company and Accounting Firm believe that also implies that the Accounting Firm consents to being named in the Senior Securities section of the Prospectus. In future filings of the Accounting Firm’s consent with regard to the Company, the Accounting Firm undertakes to expressly indicate that the Accounting Firm consents to the reference to it in the Senior Securities section of the Prospectus.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp. Vlad Bulkin, Esq. / Eversheds Sutherland (US) LLP

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